Flamel Technologies Announces Second Quarter 2012 Results

Continued development of internal pipeline and pursuit of business development opportunities

Lyon, France – July 25, 2012 - Flamel Technologies (NASDAQ: FLML) today announced its financial results for the second quarter of 2012.

•	The company remains on track to file its first New Drug Application (NDA) during 2012.

•	Balance sheet remains strong with $20.4 million of cash and equivalents as of June 30, 2012.

•	Management continuing advancement of internal pipeline and pursuit of external business development opportunities.

“The second quarter represented another period of progress for Flamel,” stated Mike Anderson, Flamel’s chief executive officer. “While our proprietary delivery platforms continue to generate revenues and attract potential partners, the integration of Éclat Pharmaceuticals has also allowed us to align both our internal portfolio and business development efforts with the goals of sustainable growth and increased shareholder value.”

Anderson continued, “In addition to the changes in our pipeline at Flamel, we have continued to work on moving our first NDA application forward and remain on target to submit it in 2012. We are also excited about our newly reorganized business development efforts and have a number of discussions ongoing.”

Flamel’s Second Quarter Results

Flamel reported total revenues during the second quarter of 2012 of $6.1 million versus $6.8 million in the year-ago period. The decrease was primarily driven by fluctuations in the average exchange rate for the Euro against the U.S. dollar between the two periods. At comparable currency exchange rates, second quarter 2012 revenues would have represented an increase of $0.1 million year over year. License and research revenues were $2.1 million during the second quarter of 2012 versus $2.5 million in the second quarter of 2011. Product sales and services revenues during the second quarter of 2012 were $2.1 million versus $2.3 million during the year-ago quarter. Other revenues in the second quarter of 2012, consisting primarily of royalty income from Glaxo Smith Kline on the sales of Coreg CR®, were $1.9 million versus $2.0 million in the second quarter of 2011.

Total costs and expenses during the second quarter of 2012 decreased to $5.8 million versus $10.4 million in the year-ago period, due to a favorable $6.8 million non-cash adjustment based on an updated third-party measurement of the fair-value of certain liabilities associated with the acquisition of Éclat as of June 30, 2012. Excluding this adjustment, second quarter 2012 operating expenses increased to $12.6 million. Costs of goods and services sold for the second quarter of 2012 were $1.6 million compared to $1.9 million in the second quarter of 2011. Research and development costs in the second quarter of 2012 totaled $8.0 million versus $5.9 million in the year-ago period. This increase was primarily due to the additional $1.9 million in research and development activities conducted to support the recently-acquired Éclat portfolio. Selling, general, and administrative costs were $3.0 million in the second quarter of 2012 versus $2.5 million in the second quarter of 2011, primarily due to $0.7 million in Éclat-related expenses in the second quarter of 2012 not present during the prior-year period. The process of obtaining finalized third-party valuations of other assets or liabilities obtained from Éclat Pharmaceuticals, including intangible assets, goodwill and deferred taxes, remains ongoing.

Total interest expense of $1.7 million includes $1.9 million of expenses related to the passage of time on provisional fair-value valuations of certain acquisition liabilities.

Net loss for the second quarter of 2012 was $1.3 million versus a net loss of $3.5 million in the year-ago period. Net loss per share (basic and diluted) was $0.05 versus a net loss per share (basic and diluted) of $0.14 in the second quarter of 2011. Net loss and loss per share (basic and diluted) for the second quarter of 2012 excluding the impact of the re-measurement of the fair value of acquisition liabilities was $6.2 million and $0.25, respectively.

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A conference call to discuss these results is scheduled for 8:30 AM Eastern Daylight Time Thursday, July 26, 2012. A question and answer period will follow management’s prepared remarks. The dial in number is 800-946-0785. The participant passcode is 4736304. The conference call webcast may be accessed at www.flamel.com. A replay of the call will be available for 14 days within a few hours after the call ends. Investors may listen to the replay of the call by dialing 888-203-1112 (domestic) or +1-719-457-0820 (international), with the passcode 4736304. A replay of the webcast will also be archived on the Flamel website for 90 days following the call.

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About Flamel Technologies. Flamel Technologies SA’s (NASDAQ: FLML) business model is to blend high-value internally developed products with its leading drug delivery capabilities. The Company has a proprietary pipeline of niche specialty pharmaceutical products, while its drug delivery platforms are focused on the goal of developing safer, more efficacious formulations of drugs to address unmet medical needs. Its partnered pipeline includes biological and chemical drugs formulated with its Medusa® and Micropump® proprietary drug delivery platforms. Several Medusa-based products are currently in the clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is being evaluated under a Phase 2a clinical trial in HCV patients. The Company has developed products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate) and Merck Serono (long acting interferon beta 1a). Flamel is headquartered in Lyon, France and has operations in St. Louis, Missouri, and manufacturing facilities in Pessac, France. Additional information may be found at www.flamel.com.

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Contact:	Michael S. Anderson
	Phone:	33 (0) 4 72 72 34 47
	Fax:	33 (0) 4 72 78 34 46
	E-mail:	anderson@flamel.com

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This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," “may,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals may not be successfully integrated or that certain payment acceleration events may be triggered; the expected timing of the filing of our first New Drug Application (NDA) with the FDA may be delayed; our goals may not be realized; the identified opportunities will not result in shorter-term, high value results; clinical trial results may not be positive or our partners may decide not to move forward; management transition to a new chief executive officer may be disruptive or not succeed as planned; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel’s technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Condensed Consolidated Statements of Operations

(amounts in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2012*	2011	2012*
Revenue:
License and research revenue	$2,482	$2,054	$5,696	$4,164
Product sales and services	2,290	2,080	3,914	5,430
Other revenues	1,981	1,926	3,907	3,798
Total revenue	6,753	6,060	13,517	13,392
Costs and expenses:
Cost of goods and services sold	(1,934)	(1,575)	(3,305)	(2,865)
Research and development	(5,946)	(8,002)	(13,704)	(13,708)
Selling, general and administrative	(2,528)	(3,025)	(5,054)	(8,082)
Remeasurement of acquisition liabilities (1)	-	6,755	-	6,755
Total	(10,408)	(5,847)	(22,063)	(17,900)

Profit (loss) from operations	(3,655)	213	(8,546)	(4,508)

Interest income net (1)	197	(1,707)	325	(1,540)
Foreign exchange gain (loss)	20	156	(220)	23
Other income (loss)	42	23	141	90

Income (loss) before income taxes	(3,396)	(1,315)	(8,300)	(5,935)
Income tax benefit (expense)	(63)	(1)	(86)	(43)
Net income (loss)	$(3,459)	$(1,316)	$(8,386)	$(5,978)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.14)	$(0.05)	$(0.34)	$(0.24)
Diluted earnings (loss) per share	$(0.14)	$(0.05)	$(0.34)	$(0.24)

Weighted average number of shares outstanding (in thousands) :

Basic	24,646	25,157	24,646	25,157
Diluted	24,646	25,157	24,646	25,157

* The results of Eclat Pharmaceutical's operations from the date of acquisition have been included.

(1) The fair value of the assets acquired and consideration transferred has been estimated. Flamel is in the process of obtaining third-party valuations; thus the provisional mesaurements of intangible assets, goodwill, deferred income tax assets and liabilies and contingent consideration are subject to change.

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